

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

<u>Via E-mail</u>
Sandra Kahn
Chief Financial Officer
Empire Resources, Inc.
One Parker Plaza
Fort Lee, NJ 07024

Re: Empire Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 9, 2012
File No. 333-179245

Dear Ms. Kahn:

        We have reviewed your responses to the comments in our letter dated February 23, 2012 and have the following additional comments.

<u>Business, page 18</u>

<u>Overview, page 18</u>

1. We note your response to our prior comment 8 and reissue in part. Please revise the first paragraph in this section to name the suppliers who supplied approximately 39% and 47% of your products in 2010 and 2011.

<u>The Industry, page 20</u>

2. Please advise us whether market data contained in this section of the prospectus was obtained from a market report commissioned by you. If so, please provide consent under Rule 436. Please also provide us with a copy of the Mergent report to which you cite.

<u>Selling Stockholders, page 32</u>

3. We note your response to our prior comment 27 and reissue in part. Please revise your disclosure in this section to state that none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

<u>Plan of Distribution, page 37</u>

4. We note your response to our prior comment 28. In particular, we note your statement that none of the selling stockholders intended to distribute the securities. Please explain

in greater detail how you reconcile that statement with the fact that the selling stockholders bargained for and were given registration rights. We also note that all of the selling stockholders appear to be affiliates of the company and you are registering the resale of a number of shares of common stock that represents a substantial percentage of the company's public float held by non-affiliates. Please explain why you believe these two facts do not support the conclusion that you are registering a primary offering. In your response, please also address the purpose of the original financing, the initial and current conversion prices of the notes as compared to the market prices of the company's common stock and the company's ability to service notes with expected future cash flows.

Management's Discussion and Analysis, page 12

Liquidity and Capital Resources, page 14

5. Refer to our prior comment 14. We note your revised discussion of operating cash flows but it appears to discuss material factors that were recorded on an accrual basis rather than in terms of cash. For example, you disclose the drivers of cash used in operations during the first nine months of 2011 as increases in accounts receivable and increases in inventory. Changes in balance sheet items may not be sufficient in explaining changes in operating cash flows without further discussion of how such directly affected cash, such as revised collection terms, slower collections or increased time to collect, inability to timely collect. Therefore, we reissue our comment. Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. For example, discuss changes in the amount of cash collected from customers or others, amounts paid to vendors/suppliers and other operating costs, and amounts paid for taxes and finance costs, along with the associated factors contributing to or reasons for the identified changes, like changes in credit policies, payment/contractual terms, volume, timing (and reasons therefore), sufficiency of cash, etc. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

6. Refer to our prior comment 15. It is not clear why your cash flow from operating activities is negative for the nine months ended September 30, 2011 and the year ended December 31, 2010. We understand that accounts receivable and inventory may have increased due to increased sales volume, but these do not explain why this results in negative operating cash flow. Increased sales volume suggests that operating cash would have increased as well from collections of the associated accounts receivable. Inventory purchased on account would offset one another concerning the effect on operating cash flow until the accounts payable associated with the purchase of inventory was paid. In this regard, it appears that cash associated with inventory surpasses cash collected from sales on account which may be a cause for negative operating cash flow, but it is not clear

Sandra Kahn
Empire Resources, Inc.
March 21, 2012
Page 3

that this is the case and, if so, why this situation exists. Please expand your disclosure to more fully explain the factors that have caused negative operating cash flow in the recent interim and annual periods presented in the filing, your expectations about the continuation of these factors and negative operating cash flow, and what measures you have undertaken or need to undertake to generate positive operating cash flow in the foreseeable future.

7. Please reconcile for us the decrease in accrued expenses and derivative liabilities between December 31, 2010 and 2009 of $4.255 million as reported on the balance sheets and the cash used of $21.873 million for accrued expenses and derivative liabilities in 2010 as reported in the statement of cash flows. Also, tell us and disclose the components of and reason for the reduction in accrued expenses and derivative liabilities of $28.066 million between fiscal 2010 and 2009 that lead to the decreased operating cash flow for 2010 as indicated in your revised disclosure in the liquidity and capital resources section about the comparison of operating cash flow between fiscal 2010 and 2009.

Condensed Consolidated Financial Statements for the Period Ended September 30, 2011, page F-23

Notes to Condensed Consolidated Financial Statements, page F-27

Note 9: Convertible Subordinated Debt, page F-29

8. Refer to prior comment 31. In regard to the supply agreement with P.T. Alumindo, it appears from your response that you have specified that 100% of the supply under the agreement is to be provided from the Surabaya, Indonesia mill. Please explain to us your consideration of ASC 810-10-25-57 and 58 in regard to a variable interest in specified assets in connection with your supply agreement with P.T. Alumindo as it specifically pertains to the Surabaya mill. Additionally, tell us the percentage of production of the Surabaya mill that is devoted to you and if the mill has the capacity to produce supply for parties other than you (in other words, whether or not the current and future capacity of the mill is sufficient to only meet your requirements at the exclusion of others that may be interested in obtaining supply from this mill), and any impact of this in your consideration of the accounting guidance indicated above. Also, please tell us if repayment of the loan by P.T. Alumindo in connection with the supply agreement may be netted against the amount you pay for purchases of supply.

9. In addition to the consideration above in regard to a variable interest in the Surabaya mill, please explain to us your consideration of ASC 840-10-15-6, 8 and 9 in regard to a lease with respect to obtaining supply specifically from the Surabaya mill under the supply arrangement with P.T. Alumindo. An arrangement that conveys the right to control the use of specified property, plant or equipment is a lease. In your explanation, tell us if there are any take or pay requirements and/or capacity charges associated with obtaining supply specifically from the Surabaya mill.

Exhibit 5.1

10. Please explain why counsel has relied on officers of the company or government officials as to "the content and form of certain minutes, records, resolutions or other documents or writing of the Company." To the extent that counsel has relied upon representations of officers and employees as correct as to questions of fact, please revise accordingly.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via E-mail
        Rick Werner, Esq.